Exhibit 21

Subsidiaries of Senetek PLC

Name of Subsidiary	State or Jurisdiction in which incorporated or organized

Senetek Drug Delivery Technologies Inc	Delaware

Carme Cosmeceutical Sciences Inc.	Delaware

Senetek Asia (HK) Ltd	Hong Kong

Senetek Denmark apS	Denmark